UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                                 Commission File Number 0-10213

                          FORM 12b-25

                  NOTIFICATION OF LATE FILING

(Check One):   [X] Form 10-K  [ ] Form 11-K  [ ] Form 20-F
               [ ] Form 10-Q  [ ] Form N-SAR

For the Period Ended:    December 29, 1996

[ ]  Transition Report on Form 10-K
[ ]  Transition Report on Form 20-F
[ ]  Transition Report on Form 11-K
[ ]  Transition Report on Form 10-Q
[ ]  Transition Report on Form N-SAR

For the Transition Period Ended:

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Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the commission has verified any information contained herein.

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If the notification relates to a portion of the filing check above, identify the Item(s) to which notification relates:

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PART I -- REGISTRANT INFORMATION
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Full name of registrant: FAST FOOD OPERATORS, INC.
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Former name if applicable:    N/A
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Address of principal executive office
     (Street and number):               42-40 Bell Boulevard
City, State and Zip Code:               Bayside, New York 11361
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PART II -- RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)



[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense:

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date: and

[ ]  (c) The accountant's statement or other exhibit required by
     Rule 12b-25  has been attached if applicable.
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PART III -- NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

In March 1997, litigation brought against the Company was adjudicated in U.S. District Court with a substantial and unexpected judgement awarded to the plaintiff. Such judgement raises the question of the Company's continuation as a going concern. Management of the Company, as advised by counsel, is deciding the course of action it will take in response to such judgement. Such course of action, as yet not fully determined, bears strongly on the relevant disclosures required to be made in the financial statements and forepart of the Annual Report. Additional time is necessary for management to complete this process.

Additionally the Company, with this report, will be reporting under the SB system and the format of the Annual Report must be revised accordingly.

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PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

          Lewis E. Topper          718            229-1113
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           (Name)          (Area Code)      (Telephone number)

(2) Have all other periodic reports required under Section 13 or 15 (d) of the Securities Exchange Act of 1934 or Section 3B of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report (s).

                                        [X]  Yes  [ ]  No

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                        [X]  Yes  [ ]  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


In fiscal 1995, the Company reported net income of $518,705 which included gains on restaurant dispositions of $635,874. Such gains did not recur in fiscal 1996. Accordingly, the Company will report a five figure loss for fiscal 1996. Such loss is comparable to losses reported for prior periods, when non-recurring gain items are excluded.



                    FAST FOOD OPERATORS, INC.
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          (Name of registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: March 27, 1997          By: /s/ Lewis E. Topper
                                  -------------------
                                  Name:      Lewis E. Topper
                                  Title:     President

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                           ATTENTION

Intention misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

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